FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

PLATINUM GROUP METALS LTD. (the “Platinum Group” or the “Company”)

328 – 550 Burrard Street
Vancouver BC, V6C 2B5

Item 2

Date of Material Change

October 22, 2010

Item 3

News Release

The news release dated October 22, 2010 was disseminated through Marketwire.

Item 4

Summary of Material Change

Platinum Group closed its previously announced  $125,050,000 Bought Deal Financing.

Item 5

Full Description of Material Change

5.1

Full Description of Material Change

Platinum Group closed its previously announced bought deal equity financing of 61,000,000 common shares at a price of Cdn$2.05 per share for aggregate gross proceeds to the Company of Cdn$125,050,000 (the “Offering”).  BMO Capital Markets, GMP Securities L.P. and RBC Capital Markets were joint bookrunners in a syndicate that included Raymond James Ltd. and Stifel Nicolaus Canada Inc. (collectively, the “Underwriters”).

The Company intends to use approximately Cdn$60.1 million of the net proceeds of the Offering as a payment to a subsidiary of Platinum Group in connection with the shareholders agreement with Wesizwe Platinum to increase the Company’s interest in Project 1 and Project 3 located in the Western Bushveld Complex of South Africa (the “WBJV Project”) from 54.75% to 74%.  Of the remaining net proceeds of the Offering, approximately Cdn$47.77 million will be applied against the Company’s 74% share of an initial Cdn$64.56 million development programme for Project 1 and approximately Cdn$10 million will be reserved for general working capital purposes.

The common shares were offered by way of a short form prospectus filed in all of the Provinces of Canada, other than Québec, and in the United States on a private placement basis pursuant to an exemption from the registration requirements of the United States Securities Act of 1933, as amended (the “U.S. Securities Act”).  The Company has granted the Underwriters an option, exercisable for 30 days from the closing of the Offering, to purchase up to an additional 15% of the common shares at the issue price to cover overallotments and for market stabilization purposes.

The securities offered have not been registered under the U.S. Securities Act or any state securities laws and may not be offered or sold in the United States absent registration thereunder or an applicable exemption from such registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities.

5.2

Disclosure for Restructuring Transactions

N/A

Item 6

Reliance on subsection 7.1(2) of National Instrument 51-102

N/A

Item 7

Omitted Information

N/A

Item 8

Executive Officer

The following senior officer of the Company is knowledgeable about the material change and this report:

Frank R. Hallam
Chief Financial Officer
Tel:  (604) 899-5450

Item 9

Date of Report

October 26, 2010